FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2007

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release:	“Syngenta starts research partnership in Australia for sugarcane biomass conversion to biofuels”

Filed herewith is a press releases related to Syngenta AG. The full text of the press releases follows:

# # #

Item 1

Syngenta International AG
Media Office
CH-4002 Basel
Switzerland
Telephone:	+41 61 323 23 23
Fax:	+41 61 323 24 24
www.syngenta.com

Media Release

Syngenta starts research partnership in Australia for sugarcane biomass conversion to biofuels

Basel, Switzerland/ Brisbane, Australia, October 22, 2007

Syngenta announced today that it has agreed a research partnership in Australia that focuses on the development of cost effective conversion of sugarcane bagasse to biofuels, including the delivery of plant-expressed enzymes. The research partners are the Queensland University of Technology (QUT), its technology transfer and commercialization company qutbluebox and the Australian agbiotech company Farmacule BioIndustries. A new Syngenta Centre for Sugarcane Biofuel Development will be established at QUT’s campus in Brisbane, Australia.

“We are very pleased to team up with such renowned experts on sugarcane as Queensland University of Technology and Farmacule”, said Robert Berendes, Head of Business Development at Syngenta. “This broadens Syngenta’s biofuels strategy into new crops and speeds up our development of biomass conversion technologies to make cellulosic ethanol economically viable.”

"This collaboration brings together dynamic new technologies as well as the expertise and infrastructure to tackle the challenge of producing cellulosic ethanol from cane. It has the potential to substantially decrease the cost of bioethanol production and significantly reduce greenhouse gas emissions", said Professor James Dale, Director at the Centre for Tropical Crops and Biocommodities at Queensland University of Technology.

Under the collaboration agreement Syngenta will have exclusive global marketing rights for the products, excluding for Australia, New Zealand and Pacific islands, where rights are held by the other project partners. Syngenta can also use the developed technologies in other crops. The Syngenta Centre for Sugarcane Biofuel Development will commence operations immediately.

The Queensland Government strongly supports this partnership and will invest a total of
AUD 5.1 million (approx. USD 4.6 million) for the establishment of the new Syngenta centre and for the development of a related biocommodities pilot plant. Other financial details have not been disclosed.

QUT is a leading Australian university and is widely acknowledged for its research excellence in plant biotechnology. qutbluebox is the technology transfer and commercialization company for QUT. Farmacule BioIndustries is developing molecular farming technology to cost effectively mass produce high-value proteins, biofuels and bioplastics in plants for various industrial, therapeutic and diagnostic applications. All three partners are based in Brisbane.

Syngenta – October 22, 2007 / Page  of 1 of 2

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology.  The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2006 were approximately $8.1 billion.  Syngenta employs around 21,000 people in over 90 countries.  Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Media Enquiries:	Médard Schoenmaeckers (Switzerland)	+41 61 323 2323
	Sarah Hull (US)	+1 202 628 2372

Analysts/Investors:	Jonathan Seabrook	+41 61 323 7502
+1 202 737 6520
	Jennifer Gough	+41 61 323 5059
+1 202 737 6521

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – October 22, 2007 / Page  of 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date: October 22, 2007	By:	/s/ Christoph Mäder

		Name:	Christoph Mäder
		Title:	Head Legal & Taxes